

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Qinan Ji
Chairman and Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
35 Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province,
People's Republic of China

  Re: China Natural Gas, Inc.
    Form 10-K/A for the Fiscal Year Ended December 31, 2009
    Filed October 1, 2010
    File No. 001-34373

Dear Mr. Ji:

  We have reviewed your response letter dated April 8, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing and providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A Controls and Procedures, page 64

Management's Report on Internal Control over Financial Reporting (restated), page 65

1. We note your response to prior comment number one and continue to believe that you did not maintain personnel with a sufficient level of accounting knowledge, experience and training in the application of U.S. GAAP and SEC requirements. Accordingly, we believe that your lack of U.S. GAAP experience also constitutes another material weakness supporting your "not effective" conclusion relating to internal control over financial reporting. Please amend your Form 10-K for the fiscal year ended December 31, 2009 accordingly.

      You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

                       Sincerely,

                       /s/ Andrew D. Mew

                       Andrew D. Mew
                       Accounting Branch Chief